                                                           Filed by Inco Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Falconbridge Limited
                                                     Commission File No. 1-11284
                                         Inco Limited Commission File No. 1-1143


Important Legal Information

This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov).
In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments.

Forward Looking Statements

This presentation will include forward-looking statements. While these statements represent our best current judgement, they are subject to important risks, uncertainties and assumptions that could cause actual results to vary materially, including due to the risk factors identified in our press release of February 14, 2006 filed with the U.S. SEC and under SEDAR in Canada, today's press release and Inco Limited's other filings with the U.S. SEC.

You are cautioned not to place undue reliance on the forward-looking statements.

                    SCOTT HAND, CHAIRMAN & CEO, INCO LIMITED
                       CONFERENCE CALL - FEBRUARY 21, 2006
             INCO'S OFFER TO ACQUIRE FALCONBRIDGE REGULATORY UPDATE


Thanks for joining our conference call. We are here to update you on the regulatory clearance process for our pending acquisition of Falconbridge.

With me is Derek Pannell, the CEO of Falconbridge to assist me in answering any questions after my formal remarks. We also have other members of the Inco and Falconbridge management teams.

Given recent changes to securities legislation in Canada, there are a few points I would like to make before proceeding:

     o Some of the statements we will make today contain forward-looking information.

     o Events could occur that are materially different from any forward-looking statements that we make;

     o Certain material assumptions, as outlined in our February 14 press release and release of today, were made in developing our forward-looking statements;

     o Our press release of today includes additional information on the risks relating to the forward-looking information that we are presenting; and

     o The safe harbour text appears in our February 14 press release and our release of today.

     o We are including news media and members of the public on this webcast on a live, listen-only basis.

As you'll have seen from our press release issued early today, we are extending our offer to June 30 to provide for the additional time that competition authorities in the U.S. and Europe need to complete their review processes.

As we indicated previously, we received clearance from the Canadian Competition Bureau in late January 2006. We continue to work closely and cooperatively with the US Department of Justice and the European Commission. These agencies are still in the process of determining if there are any competition concerns associated with the acquisition and, if so, whether a remedy would be required to gain clearance.

We've met with each of these agencies a number of times and provided them with a lot of information. I would describe the processes with both agencies as very open and constructive. We understand and very much appreciate the time and effort they have dedicated to this.

The DOJ recently advised us that they are still in the process of determining whether the transaction can be cleared without any remedy. We expect that they will complete their review and provide us with their conclusions within the next two months.

The European Commission follows a somewhat different process than the DoJ. Their review involves two separate phases.

In the first phase, they collect information and begin to analyze the markets and other key factors. If, by the end of the first phase, they have not had sufficient time to complete their work on determining whether there are any competitive concerns, they move to a second phase. The second phase gives them the additional time they need to fully evaluate a transaction.

It's not unusual for a transaction of the magnitude of ours to move into a second phase. In the event that the European Commission were to move to a second phase when our first phase ends February 24th in order to continue their evaluation, this second phase would take up to 90 business days to conclude. There are precedents for this process taking less than 90 business days and we are optimistic that this would be the case for our transaction.

We believe, and we've indicated to both agencies, that the combination of our two companies does not give rise to any competition issues since market forces would prevent this from happening. As such, we believe that the transaction should be able to proceed without a remedy so that the substantial efficiencies offered by this combination can be realized. However, if one is required, we maintain that an appropriate remedy can be worked out with the authorities.

The one aspect of our businesses that has been the subject of some recent speculative press coverage is nickel going into super alloys for critical rotating parts such as turbine blades for jet engines. Let me re-iterate our perspective on this.

This use of nickel is one where Inco and Falconbridge have been large suppliers given how each has sought to service these users. There is, however, plenty of competition. The amount of nickel used in super alloys for critical rotating parts is very small, less than one per cent of the total demand for primary nickel. There are a number of companies in the world that produce nickel for these uses. There are also other companies who could qualify to provide their nickel for these alloys if they wanted to.

We estimate that the amount of nickel that is suitable for these applications is many times what is actually needed to meet demand.

We understand that there is another application that might be viewed as one of potential concern, which is nickel for plating. There is also a lot of competition in supplying this use in all parts of the world. As in the case of nickel for super alloys, there is a lot more nickel available for this use than is required and we believe that the market dynamics would also address any supply issues.

We continue to believe that this transaction will benefit our customers, by allowing us to increase the supply of nickel in a market where we see demand continuing to outpace supply. We expect this combination will let us increase our production in two ways: first, through the significant efficiencies that we will realize at our operations, and second, through our enhanced ability to finance new projects and brownfield expansions.

Let me stress that to date, nothing has been raised in these regulatory review processes that gives us cause for concern. These processes take time, particularly given the size of this transaction. There's a huge amount of information to be compiled and reviewed by these agencies. For example, we've delivered over 9 million pages of documents to the DoJ. The regulatory authorities need to get up to speed on our industry, relevant metals markets, our products and their applications, our customers, and a host of other detailed facts - this all takes time.

The management and the Boards of both Inco and Falconbridge continue to believe that the combination represents a great opportunity for the shareholders of both companies. We are fully committed to succeed and bring home the great benefits that this combination offers.

It's not often that you can create a much larger, more diversified company that will be a market leader, and also generate real value along the way. But that is exactly what will happen with the New Inco.

It may be taking a little longer to get the deal done. We're convinced that this deal is well worth the wait.

We would now be happy to take your questions.